111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

August 23, 2021

VIA EDGAR CORRESPONDENCE

John F. Kernan

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund VIII,
File Nos. 333-210186; 811-23147

Dear Mr. Kernan:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002 regarding the First Trust Exchange-Traded Fund VIII (the “Trust”). The review covered the funds listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). The Funds are each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Reports.

Comment 1

For the First Trust TCW Unconstrained Plus Bond ETF, the Staff notes the Fund invests in CMBS interest-only securities at levels that may warrant consideration of the addition of interest-only specific investment strategy or risk disclosure in the prospectus. The Fund’s most recent prospectus does not include a discussion of interest-only securities in the principal investment strategies or principal risks sections. Please consider whether the disclosures in the prospectus are appropriate for the levels of interest-only securities in the portfolio.

Response to Comment 1

The Fund confirms that it will include disclosure related to interest-only securities in future filings.

Comment 2

For the First Trust TCW Unconstrained Plus Bond ETF, the Staff notes the Audit and Accounting Guide for Investment Companies recommends adding explanatory disclosure to the Financial Highlights table when net realized and unrealized gain/loss per share information does not align with the change in aggregate gain/loss presented in the Statement of Operations for the Fund’s Shareholder Report. Please consider the guidance’s applicability to the Fund’s Financial Highlights disclosure and similar fact patterns in future filings.

Response to Comment 2

In accordance with the Staff’s comment, the Fund confirms that it will add the requested disclosure in future filings.

Comment 3

The Staff notes that the Funds utilize a Sub-Adviser that is paid directly by the Adviser and asks the Funds to please describe the Sub-Advisory fee arrangements in the financial statements going forward. The Staff notes that such Sub-Advisory fee information is included in the prospectus and should also be included in the financial statements.

Response to Comment 3

The Funds confirm that they will add the requested disclosure in future filings, if applicable.

Comment 4

For the First Trust TCW Unconstrained Plus Bond ETF, the Staff notes that the below residual Ginnie Mae holding with zero-value was reported on Form N-PORT but not on Form N-CSR. In the IM-DCFO letter dated November 1, 1994, Staff issued guidance (1994-04) stating that the schedule prescribed in Rule 12-12 of Regulation S-X contemplates the listing of each security a fund owns in the schedule of investments. A fund that owns securities considered to be worthless should continue to list those securities in the schedule of investments indicating a zero-value. Only after the fund has classified the security as a worthless security for federal income tax purposes should any security be removed from the listing. Omitting securities from the schedule prior to the determination of worthlessness for tax purposes may be misleading to investors interested in evaluating the fund’s investments. In correspondence, please confirm the status of this holding, and if applicable, how it will be disclosed in future filings.

The above-referenced holding is as follows: CUSIP 38376GU40; Government National Mortgage Association; Maturity 4/16/2042; Variable interest rate 4.15% as of 8/31/2020; Par 0.0166%.

Response to Comment 4

CUSIP 38376GU40 continues to be held in the First Trust TCW Unconstrained Plus Bond ETF with a market value of zero. It will be disclosed in the Portfolio of Investments as a holding in future filings.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

File Number	Fund Name	FYE Reviewed
811-23147	First Trust TCW Opportunistic Fixed Income ETF	8/31/2020
811-23147	First Trust TCW Unconstrained Plus Bond ETF	8/31/2020
811-23147	First Trust TCW Securitized Plus ETF	8/31/2020
811-23147	First Trust CEF Income Opportunity ETF	8/31/2020
811-23147	First Trust Municipal CEF Income Opportunity ETF	8/31/2020
811-23147	EquityCompass Risk Manager ETF	8/31/2020
811-23147	EquityCompass Tactical Risk Manager ETF	8/31/2020